Exhibit 99.1

Constellium to hold conference call and webcast in connection with its agreement to acquire Wise Metals

Amsterdam, October 3, 2014 – In connection with its announcement about having entered into a definitive agreement to acquire Wise Metals Intermediate Holdings, Constellium N.V. (NYSE and NYSE Euronext: CSTM) announces that Pierre Vareille, Chief Executive Officer and Didier Fontaine, Chief Financial Officer, will host a conference call and webcast on October 3, 2014 at 8.30 am EDT.

Details of the conference call, webcast and accompanying presentation will be available on the Constellium Investor Relations page at:

http://www.constellium.com/aluminium-company/finance/financial-results-and-presentation

The webcast can be accessed live at:

http://wcc.webeventservices.com/r.htm?e=862062&s=1&k=5F8D261639CB42C4EEAECB7C3B1715B5

To participate by telephone, please dial the following number and then, the following code: 1069959#

Standard phone number: +44 (0) 1452 580 928

Local free phone numbers:

•	USA: 1 877 391 1127

•	France: 0 805 102 173

•	Germany: 0 800 664 4823

•	Switzerland: 0 800 117 009

•	United Kingdom: 0 800 694 5798

An archive recording of the conference call and accompanying text version will also be available at the above noted web address.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013.

Constellium

Nicolas Brun - Communications

Phone: +1 (212) 675 5527

nicolas.brun@constellium.com

Paul Blalock – Investor Relations North America

Frédéric Dunod – Investor Relations Europe

Investor-relations@constellium.com

Media relations Constellium Corporate

Aina Ramboatiana

Phone: +33 (0)1 80 50 53 11

aina.ramboatiana@clai2.com

Hill+Knowlton Strategies (Media & Investors)

Peter Poulos

Phone: +1 (212) 885 0588

peter.poulos@hkstrategies.com